Filed by MutualFirst Financial, Inc. Commission File No.: 000-27905 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: MFB Corp. Commission File No.: 001-12279

MutualFirst Financial, Inc. (“MutualFirst”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC, in connection with the proposed merger of MFB Corp. (“MFB”) with and into MutualFirst Acquisition Corp., a wholly owned subsidiary of MutualFirst.  The registration statement includes a joint proxy statement of MutualFirst and MFB that also constitutes a prospectus of MutualFirst (the “joint proxy statement/prospectus”), which has been sent to the stockholders of MutualFirst and MFB.  Stockholders are advised to read the joint proxy statement/prospectus, which is contained within the amended Registration Statement on Form S-4 filed by MutualFirst with the SEC on April 25, 2008, because it contains important information about MutualFirst, MFB and the proposed transaction.  The joint proxy statement/prospectus, and other documents relating to the merger filed by MutualFirst and MFB, can be obtained free of charge from the SEC’s website at www.sec.gov.   These documents also can be obtained free of charge by accessing MutualFirst’s website at www.mfsbank.com.  Alternatively, these documents can be obtained free of charge from MutualFirst upon written request to MutualFirst Financial, Inc., Secretary, 110 E. Charles St., Muncie, Indiana 47305 or by calling (765) 747-2800, or from MFB, upon written request to MFB Corp., Secretary, 4100 Edison Lakes Parkway, Mishawaka, Indiana 46545 or by calling (574) 277-4200.

Set forth below are materials being sent to MFB stockholders for the exercise of their election rights as to the form of consideration they would like to receive for their MFB shares in the MutualFirst/MFB merger, subject to the proration and allocation provisions of the merger agreement.  As specified in these materials, the deadline for the proper exercise of election rights is 5:00 p.m. Central time, on July 11, 2008.

[MUTUALFIRST FINANCIAL LOGO]                                                                                                                                          [MFB CORP. LOGO]

June 6, 2008

Dear MFB Stockholder:

In connection with the proposed merger of MutualFirst Financial, Inc. and MFB Corp., we are pleased to offer you the opportunity to indicate your preference as to the form of consideration you will receive for your shares of MFB common stock.  Subject to the proration provisions of the merger agreement described below (which may result in adjustments to your election), you have the right to elect to receive, for each share of MFB common stock that you own, either 2.59 shares of MutualFirst common stock, with cash paid in lieu of fractional share interests (the “stock consideration”), or $41.00 in cash (the “cash consideration”).  You may specify different elections with respect to different shares that you hold (if, for example, you hold 100 shares of MFB common stock, you can make a stock election with respect to 50 shares and a cash election with respect to 50 shares).  For the stock consideration, the amount of cash to be paid in lieu of each fractional share interest will be equal to the fraction multiplied by the average of the closing prices of MutualFirst common stock for the five trading days ending on the second trading day before the date of completion of the merger.

Because the exchange ratio for the stock consideration is fixed at 2.59 MutualFirst shares for each MFB share, the value of the stock consideration will fluctuate with the market price of MutualFirst common stock.  Accordingly, at the time of the merger, the per share value of the stock consideration may be greater or lesser than the per share value of the cash consideration.  On May 29, 2008, the closing price of MutualFirst common stock was $9.96, making the value of 2.59 shares of MutualFirst common stock equal to $25.80 on that date, as compared to $41.00 for the cash consideration.  You should obtain a current price quotation for MutualFirst common stock.  MutualFirst common stock trades on the NASDAQ Global Market under the symbol “MFSF.”  Please note that if you hold your MFB shares through a bank, broker or other nominee, the stock and/or cash consideration you are entitled to receive in the merger will be paid to your bank, broker or other nominee first, and then distributed to you in accordance with their procedures.

The merger agreement provides that 80% of the shares of MFB common stock outstanding immediately prior to the effective time of the merger will be exchanged for the stock consideration, with the remaining 20% of the outstanding MFB shares exchanged for the cash consideration.  As a result, if the holders of more than 80% of the outstanding MFB shares make valid elections to receive the stock consideration or if the holders of more than 20% of the outstanding MFB shares make valid elections to receive the cash consideration, those MFB stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.  Therefore, you might receive MutualFirst stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other MFB stockholders.  For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 72 of the joint proxy statement-prospectus for the merger, which was separately mailed to MutualFirst and MFB stockholders on or about May 1, 2008.

Because the federal income tax consequences of the merger to you will depend on whether you receive stock, cash or a combination of both, you are urged to consult your personal tax advisor prior to making your election.

Enclosed is a Stock/Cash Election Form and Letter of Transmittal, which you must complete, sign and return with your MFB stock certificate(s) to the exchange agent for the merger, Continental Stock Transfer & Trust Company, in order to make an election.  Also enclosed are answers to a number of frequently asked questions about the merger and the election process.  Please use the enclosed envelope to return your Stock/Cash Election Form and Letter of Transmittal and your stock certificate(s). For your election to be effective, the exchange agent must receive your Stock/Cash Election Form and Letter of Transmittal, together with your MFB stock certificate(s)(or a Notice of Guaranteed Delivery, as described in Instruction 15 to the Stock/Cash Election Form and Letter of Transmittal), NO LATER THAN 5:00 P.M., CENTRAL TIME, ON JULY 11, 2008.  Please follow the instructions on the Stock/Cash Election Form and Letter of Transmittal and read the answers to the frequently asked questions carefully.  You do not need to sign the back of your MFB stock certificate(s).  You may change or revoke your election at any time prior to the election deadline by following the instructions in the Stock/Cash Election Form and Letter of Transmittal.

If you hold any MFB shares through a bank, broker or other nominee, you will instead need to follow the instructions of the bank, broker or other nominee to make your election.  Be sure to follow the instructions of your bank, broker or other nominee carefully, as they may impose an earlier election deadline and/or procedures different from those described above.  You should contact your bank, broker or other nominee if you have any questions regarding their instructions.

If you need assistance, please call the information agent for the election and surrender of MFB shares, Regan & Associates, Inc., at 800-737-3426. If you do not make a timely and proper election, the exchange agent will send you additional forms for the surrender of your MFB stock certificate(s) after completion of the merger, and you will receive MutualFirst common stock and/or cash in exchange for your shares depending on the timely and proper elections of other MFB stockholders pursuant to the allocation provisions of the merger agreement.

Your submission of a Stock/Cash Election Form and Letter of Transmittal does NOT constitute a vote on the merger agreement.  In order to vote your MFB shares on the merger agreement, you must complete, sign, date and return the proxy card included with the joint proxy statement-prospectus previously mailed to you, or attend the special meeting of MFB stockholders described in the joint proxy statement-prospectus and vote in person at the meeting.

Thank you for your prompt attention to this important matter.

Very truly yours,

/s/David W. Heeter	/s/ Charles J. Viater
David W. Heeter	Charles J. Viater
President and Chief Executive Officer MutualFirst Financial, Inc.	President and Chief Executive Officer MFB Corp.

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STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 7, 2008, BY
AND AMONG MUTUALFIRST FINANCIAL, INC., MUTUALFIRST ACQUISITION CORP.
AND MFB CORP.

TO ACCOMPANY CERTIFICATES EVIDENCING SHARES OF COMMON STOCK, NO PAR VALUE,
OF MFB CORP.

Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as Name(s) appear(s) on Certificate(s); if already filled in, correct any errors )	Certificate Number(s)	Number of Shares

(If additional space is needed, attach a signed schedule to this document)	TOTAL SHARES

THE INSTRUCTIONS ACCOMPANYING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL, ALONG WITH THE ACCOMPANYING “FREQUENTLY ASKED QUESTIONS,” SHOULD BE READ CAREFULLY BEFORE THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

FAILURE TO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED IN THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MAY SUBJECT YOU TO BACKUP WITHHOLDING.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF MFB CORP. COMMON STOCK (OR NOTICE OF GUARANTEED DELIVERY), TO THE EXCHANGE AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand, Mail or Overnight Delivery:
Continental Stock Transfer & Trust Company
Reorganization Department
17 Battery Place, 8th Floor
New York, New York  10004
Tel.: (212) 509-4000 ext. 536

To assist you, REGAN & ASSOCIATES, INC. has been retained as Information Agent for stockholder inquiries.  If you have any questions or need assistance, you are encouraged to contact the Information Agent toll free, at (800) 737-3426.

The method of delivery of the certificate(s) and other documents is at the option and risk of the owner thereof. SEE INSTRUCTION 10.

THE ELECTION DEADLINE IS 5:00 P.M., CENTRAL TIME, ON JULY 11, 2008.  THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S) (OR A NOTICE OF GUARANTEED DELIVERY AS DESCRIBED HEREIN), NO LATER THAN THIS TIME.

IF YOUR MFB STOCK CERTIFICATE(S) HAS (HAVE) BEEN LOST, STOLEN OR DESTROYED, CONTACT THE TRANSFER AGENT FOR MFB COMMON STOCK, REGISTRAR & TRANSFER COMPANY, AT (800) 368-5948 AS SOON AS POSSIBLE TO ARRANGE FOR THE REPLACEMENT OF YOUR LOST, STOLEN OR DESTROYED CERTIFICATE(S).  SEE INSTRUCTION 7.  IF YOU HAVE QUESTIONS REGARDING ANY OTHER MATTER, PLEASE CONTACT THE INFORMATION AGENT AT (800) 737-3426.

PLEASE NOTE THAT THIS STOCK/CASH ELECTION FORM IS NOT FOR CASTING YOUR VOTE AT THE JUNE 11, 2008 SPECIAL MEETING OF MFB STOCKHOLDERS.  YOU MUST COMPLETE AND RETURN THE PROXY CARD SENT TO YOU PREVIOUSLY IN ORDER TO VOTE AT THE MEETING.

Pursuant to the Agreement and Plan of Merger, dated as of January 7, 2008 (the “Merger Agreement”), by and among MutualFirst Financial, Inc. (“MutualFirst”), MutualFirst Acquisition Corp., a wholly owned subsidiary of MutualFirst (“Acquisition Corp.”), and MFB Corp. (“MFB”), you may elect the form of consideration that you would like to receive for your shares of MFB common stock upon completion of the merger of MFB into Acquisition Corp.  Subject to the proration provisions of the Merger Agreement described below (which may result in adjustments to your election), you have the right to elect to receive, for each share of MFB common stock that you own, either 2.59 shares of MutualFirst common stock, with cash paid in lieu of fractional share interests (the “stock consideration”), or $41.00 in cash (the “cash consideration”).  You may specify different elections with respect to different shares that you hold (if, for example, you hold 100 shares of MFB common stock, you can make a stock election with respect to 50 shares and a cash election with respect to 50 shares).  Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive.  For the stock consideration, the amount of cash to be paid in lieu of each fractional share interest will be equal to the fraction multiplied by the average of the closing prices of MutualFirst common stock for the five trading days ending on the second trading day before the date of completion of the merger.

Because the exchange ratio for the stock consideration is fixed at 2.59 MutualFirst shares for each MFB share, the value of the stock consideration will fluctuate with the market price of MutualFirst common stock.  Accordingly, at the time of the closing of the merger, the per share value of the stock consideration may be greater or lesser than the per share value of the cash consideration.  On May 29, 2008, the closing price of MutualFirst common stock was $9.96, making the value of 2.59 shares of MutualFirst common stock equal to $25.80 on that date, as compared to $41.00 for the cash consideration.  You should obtain a current price quotation for MutualFirst common stock.  MutualFirst common stock trades on the NASDAQ Global Market under the symbol “MFSF.”

           The Merger Agreement provides that 80% of the shares of MFB common stock outstanding immediately prior to the effective time of the merger will be exchanged for the stock consideration, with the remaining 20% of the outstanding MFB shares exchanged for the cash consideration.  As a result, if the holders of more than 80% of the outstanding MFB shares make valid elections to receive the stock consideration or if the holders of more than 20% of the outstanding MFB shares make valid elections to receive the cash consideration, those MFB stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.  Therefore, you might receive MutualFirst stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other MFB stockholders.  For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 72 of the joint proxy statement-prospectus for the merger, which was separately mailed to MutualFirst and MFB stockholders on or about May 1, 2008.  The joint proxy statement-prospectus is contained within the amended Registration Statement on Form S-4 filed by MutualFirst with the Securities and Exchange Commission on April 25, 2008, which can be retrieved by accessing MutualFirst’s filings at the Securities and Exchange Commission’s website, at www.sec.gov.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s shares of MFB common stock:

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CHECK ONE BOX ONLY TO INDICATE YOUR ELECTION

(1)	Stock Election -- All shares of MFB common stock I own converted into the stock consideration;
or
(2)	Cash Election -- All shares of MFB common stock I own converted into the cash consideration;
or
(3)	Mixed Election -- a combination of stock and cash as follows:
_________ shares of MFB common stock converted into the stock consideration, and
_________ shares of MFB common stock converted into the cash consideration.
_________ Total (cannot exceed the total number of MFB shares you own of record).
or
(4)	Non-Election -- Your MFB shares will be deemed non-election shares if:

a.	You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive; or
b.           No choice is indicated above under (1), (2) or (3); or
c.           More than one choice is indicated above under (1), (2) and (3); or
d.
You fail to follow the instructions on this Stock/Cash Election Form and Letter of Transmittal (including submission of your MFB common stock certificate(s)) or otherwise fail properly to make an election); or

e.
A completed Stock/Cash Election Form and Letter of Transmittal (including submission of your MFB common stock certificate(s) or a Notice of Guaranteed Delivery) is not actually received by the Exchange Agent by the Election Deadline.

If your MFB shares are deemed non-election shares, you will receive the stock consideration and/or the cash consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.

Priority Allocation:  If you have made a Stock Election or Mixed Election and wish to designate the priority in which your MFB shares are to be allocated to the stock consideration in the event the stock consideration is oversubscribed, please designate such priority below by stock certificate number, with the MFB shares to be converted into the stock consideration listed first.  See Instruction 8.

Certificate No.	Total No. of Shares Represented by Certificate

The tax consequences of the merger to you will depend on whether you receive MutualFirst stock, cash or a combination of both for your MFB shares.  You should consult your personal tax advisor prior to making an election and any priority designation.   If you hold a single stock certificate that evidences shares of MFB common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the stock consideration.

TO BE EFFECTIVE, THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, SIGNED AND DELIVERED TO THE EXCHANGE AGENT, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF MFB COMMON STOCK (OR A NOTICE OF GUARANTEED DELIVERY, AS DESCRIBED HEREIN), AT THE ADDRESS ABOVE PRIOR TO THE ELECTION DEADLINE.

The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) representing shares of MFB common stock for exchange. Please issue the new certificate for shares of MutualFirst common stock and/or the check for cash in lieu of a fractional share interest or the cash consideration in the name shown above to the above address unless instructions are given under “Special Issuance/Payment Instructions” and/or “Special Delivery Instructions” below.

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YOU MUST SIGN BELOW
* SIGNATURE(S) REQUIRED *
Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY  as name(s) appears(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. SEE INSTRUCTIONS 11 AND 12.

SIGNATURE(S) GUARANTEED (IF REQUIRED)
SEE INSTRUCTION 12.

Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution.

__________________________________________	__________________________________________
Registered Holder	Authorized Signature
__________________________________________	__________________________________________
Registered Holder	Name of Firm
__________________________________________	__________________________________________
Title, if any	Address of Firm (Please Print)
Date: ____________________

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the new certificate for MutualFirst common stock and/or check is to be issued in a name that differs from the name on the surrendered certificate(s). Issue to:	Complete ONLY if the new certificate for MutualFirst common stock and/or check is to be sent to an address other than the address reflected above. Mail to:
Name _____________________________________	Name _____________________________________
Address _____________________________________	Address _____________________________________

(Please also complete Substitute Form W-9 on page 5 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 12, 13 AND 14)	SEE INSTRUCTION 13

ALSO: SIGN AND PROVIDE YOUR TAX ID NUMBER IN SUBSTITUTE FORM W-9 ON PAGE 5 OF THIS DOCUMENT.

AS A RESULT OF COMPLETING AND SIGNING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS, YOU WILL NOT NEED TO SIGN THE BACK OF YOUR MFB STOCK CERTIFICATE(S).

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IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt stockholder of MFB is required to provide the Exchange Agent with such stockholder’s correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below.  You must provide your TIN and complete the Substitute Form W-9 below regardless of the form of merger consideration you elect.  If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING STOCKHOLDER TO 28% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering stockholders of any cash due for their MFB shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER’S NAME:	Continental Stock Transfer & Trust Company
SUBSTITUTE FORM W-9	Part 1-PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	TIN __________________________ Social Security Number or Employer Identification Number
_____________________________________________________________________________________
Department of the Treasury Internal Revenue Service	Name (Please Print) __________________________________________
	Address __________________________________________	Part 2-For Payees (i.e., corporations and certain foreign individuals) exempt from backup withholding, please write "exempt"____________
City State Zip Code
Payer’s Request for Taxpayer Identification Number ("TIN") and Certification
Part 3-CERTIFICATION.  UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b)  I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. citizen or other U.S. person, and (4) all other information provided on this form is true, correct and complete.

	SIGNATURE _________________________	DATE _______________________

You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return.  However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

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INSTRUCTIONS
(Please read carefully the instructions below)

If you have any questions, please call the Information Agent, Regan & Associates, Inc., at (800) 737-3426.

1.           ELECTION DEADLINE: For any election contained herein to be considered, this Stock/Cash Election Form and Letter of Transmittal, properly completed and signed, together with the related MFB common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., CENTRAL TIME, ON JULY 11, 2008. If you are surrendering your MFB shares via Notice of Guaranteed Delivery, see Instruction 15 below.  MutualFirst has the discretion, which it may delegate to the Exchange Agent, to determine whether any Stock/Cash Election Form and Letter of Transmittal is received on a timely basis and whether a Stock/Cash Election Form and Letter of Transmittal has been properly completed.

2.           DESCRIPTION OF CERTIFICATE(S): Insert in the box at the top of this Stock/Cash Election Form and Letter of Transmittal the certificate number(s) of the MFB common stock certificate(s) that you are surrendering herewith, the number of shares represented by each certificate, and the name(s) and address(es) of the registered owners of such certificate(s).  If the space provided is insufficient, attach a separate sheet listing this information.

3.           ELECTION OPTIONS: On page 3 of this Stock/Cash Election Form and Letter of Transmittal, you may indicate whether you would like to receive, in exchange for your shares of MFB common stock, the stock consideration, the cash consideration or a combination of the stock consideration and the cash consideration.  Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive.  Mark only one selection.  The Merger Agreement provides that 80% of the shares of MFB common stock outstanding immediately prior to the effective time of the merger will be exchanged for the stock consideration, with the remaining 20% of the outstanding MFB shares exchanged for the cash consideration.  Therefore, you might receive MutualFirst stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other MFB stockholders.

4.           NOMINEES: Any record holder of shares of MFB common stock who is a nominee may submit one or more Stock/Cash Election Forms and Letters of Transmittal indicating on the form or forms a combination of elections covering up to the aggregate number of shares of MFB common stock owned by such record holder.  However, upon the request of MutualFirst, such record holders will be required to certify to the satisfaction of MutualFirst that such record holder holds such shares of MFB common stock as nominee for the beneficial owners of such shares.

5.           REVOCATION OR CHANGE OF STOCK/CASH ELECTION FORM: Any Stock/Cash Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline.  MutualFirst will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

6.           SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Stock/Cash Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares (or a Notice of Guaranteed Delivery - see Instruction 15) and any required accompanying evidences of authority (see Instruction 11).

7.           LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has (have) been lost or destroyed, that holder should promptly contact the transfer agent for MFB common stock, Registrar & Transfer Company, at 800-368-5948 to arrange for the replacement of the lost or destroyed certificate(s) with new certificate(s) (or a Notice of Guaranteed Delivery, see Instruction 15 below) to be delivered to the Exchange Act with this Election Form and Letter of Transmittal, properly completed and duly executed, prior to the Election Deadline.

8.           PRIORITY FOR STOCK ELECTION OR MIXED ELECTION SHARES: If you have made a Stock Election or Mixed Election and acquired your MFB shares in different lots, you may designate on this Stock/Cash Election Form and Letter of Transmittal, by stock certificate number, one or more of such lots for priority allocation of any stock consideration which you are entitled to receive.  The following is an example of how the priority allocation works.  Assume you own 1,000 shares of MFB common stock, 200 of which you acquired in 2004, 300 of which you acquired in 2006 and 500 of which you acquired in 2008.  Assume further that you elect the stock consideration for all of your MFB

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shares and the number of stock elections by MFB stockholders exceeds the available stock consideration, such that under the proration provisions of the Merger Agreement 90% of your MFB shares will be converted to the stock consideration, with the remaining 10% converting to the cash consideration.  By making a priority designation, you are designating the order (by stock certificate number) in which your MFB shares are to be allocated the stock consideration under these circumstances.  In the above example, if the order of your priority designation was: first, the shares acquired in 2008; second, the shares acquired in 2006; and third, the shares acquired in 2004, then all of the shares acquired in 2008 and 2006 would convert to the stock consideration and 100 of the shares acquired in 2004 would convert to the stock consideration and 100 would convert to the cash consideration.  If you hold a single stock certificate that evidences shares of MFB common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the stock consideration.

No assurance can be made that you will receive the tax treatment that you desire as a result of making a priority designation on this Stock/Cash Election Form and Letter of Transmittal, and none of MutualFirst, MFB, the Exchange Agent or the Information Agent or any of their respective officers, directors, employees or agents assumes any responsibility for the tax treatment that you ultimately receive.

9.           TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares of MFB common stock after being notified of such termination by MutualFirst or MFB. In such event, shares of MFB common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger Agreement. Certificates representing shares of MFB common stock held directly by MFB stockholders will be returned by registered mail (with attendant delay). The Exchange Agent and MutualFirst will use their commercially reasonable efforts to cooperate with MFB and MFB stockholders to facilitate the prompt return of MFB stock certificates in the event of termination of the Merger Agreement, but return of certificates other than by registered mail will only be made at the expense, written direction and risk of MFB stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

10.           METHOD OF DELIVERY: Your MFB stock certificate(s) and this Stock/Cash Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to MutualFirst or MFB. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of this Stock/Cash Election Form and Letter of Transmittal is at the option and risk of the surrendering stockholder.   Delivery will be deemed effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent.  If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested.  A return envelope is enclosed.  If you are surrendering your MFB shares via Notice of Guaranteed Delivery, see Instruction 15 below.

11.           NEW CERTIFICATE/CHECK ISSUED IN THE SAME NAME: If the new certificate for MutualFirst common stock and/or the check are to be issued in the same name as the surrendered certificate is registered, this Stock/Cash Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered.  Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled "Special Issuance/Payment Instructions" or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Stock/Cash Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Stock/Cash Election Forms and Letters of Transmittal as there are different registrations.  Stock/Cash Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer's authority to act.

12.           NEW CERTIFICATE/CHECK ISSUED IN DIFFERENT NAME: If the section entitled "Special Issuance/Payment Instructions" is completed, then signatures on this Stock/Cash Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents' Medallion Program (each an "Eligible Institution").

13.           SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the new certificate and/or check is to be sent if different from the name and/or address of the person(s) signing this Stock/Cash Election Form and Letter of Transmittal. The stockholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the stockholder named therein will be considered the record owner for this purpose.

7

14.           STOCK TRANSFER TAXES: If any certificate representing shares of MutualFirst common stock is to be issued or any payment of the cash consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered MFB certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

15.           NOTICE OF GUARANTEED DELIVERY: If your MFB stock certificate(s) cannot be delivered to the Exchange Agent by the Election Deadline or the procedure for book-entry transfer to the Exchange Agent’s account at The Depository Trust Company cannot be completed prior to the Election Deadline, you may still submit an election by properly completing and duly executing the enclosed Notice of Guaranteed Delivery and returning it, along with this Stock/Cash Election Form and Letter of Transmittal, to the Exchange Agent prior to the Election Deadline.

16.           CONSTRUCTION: All questions with respect to this Stock/Cash Election Form and Letter of Transmittal raised by holders of MFB common stock (including, without limitation, questions relating to the time limits or effectiveness of revocation of any election and questions relating to computations as to allocations) will be determined by MutualFirst and/or the Exchange Agent, whose determination shall be conclusive and binding.  MutualFirst shall have the right to reject any and all Stock/Cash Election Forms and Letters of Transmittal not in the proper form or to waive any irregularities in any such form, although it does not represent that it will do so.  MutualFirst and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of MFB common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither MutualFirst nor the Exchange Agent is under any obligation to notify a holder of shares of MFB common stock of any defect in a Stock/Cash Election Form and Letter of Transmittal.

17.           QUESTIONS:  If you have any questions or would like to receive additional or multiple copies of this Stock/Cash Election Form and Letter of Transmittal, please call the Information Agent, Regan & Associates, Inc., at 800-737-3426.

8

MFB/MUTUALFIRST MERGER
STOCK/CASH ELECTION PROCESS

FREQUENTLY ASKED QUESTIONS

Set forth below are answers to frequently asked questions regarding the election process in connection with the merger of MFB Corp. (“MFB”) and MutualFirst Financial, Inc. (“MutualFirst”).  We urge you to read carefully the instructions to the enclosed Stock/Cash Election Form and Letter of Transmittal and the answers to the Frequently Asked Questions below.  If you have additional questions after reading these materials, you should call the Information Agent for the election and exchange process, Regan & Associates, Inc., at 800-737-3426.

After reviewing this information, please complete and sign the Stock/Cash Election Form and Letter of Transmittal and return it in the enclosed pre-addressed return envelope, along with your MFB stock certificate(s) or Notice of Guaranteed Delivery (described in Question 8 below), to Continental Stock Transfer & Trust Company (the “Exchange Agent”), at the address provided on the first page of the Stock/Cash Election Form and Letter of Transmittal. Do not send these materials to MutualFirst or MFB.

The deadline for receipt of your Stock/Cash Election Form and Letter of Transmittal and stock certificate(s) (or Notice of Guaranteed Delivery) is 5:00 p.m., Central time, on July 11, 2008, unless extended by MutualFirst and MFB.  This date and time are referred to below as the “election deadline.”

1.           Why have I been sent a Stock/Cash Election Form and Letter of Transmittal?

Pursuant to the merger agreement, you have the right to elect to receive shares of MutualFirst common stock, cash or a combination of both, as consideration for your shares of MFB common stock, subject to the limitations described in the answer to Question 9 below.  You also have the option to indicate no preference as to whether you receive shares of MutualFirst common stock, cash or a combination of both.

2.	What is the Stock/Cash Election Form and Letter of Transmittal?

The enclosed Stock/Cash Election Form and Letter of Transmittal does two things.  First, it lets the Exchange Agent know your preferred form of payment for your shares of MFB common stock (i.e., shares of MutualFirst common stock, cash or a combination of both) or that you have no preference.  Second, it allows you to surrender your MFB stock certificate(s) in order to receive payment for your MFB shares following completion of the merger.

3.	How do the materials I received in this mailing differ from the proxy materials I recently received regarding the merger?

The materials you received in this mailing will enable you to elect the form of consideration (i.e., MutualFirst stock, cash or a combination of both) you will receive in the merger for your MFB shares (subject to the proration provisions of the merger agreement described in Question 9 below).  You were previously provided with a joint proxy statement-prospectus, which was mailed to MutualFirst and MFB stockholders on or about May 1, 2008, for the special meetings of the stockholders of MutualFirst and MFB to be held on June 11, 2008.  That document asks that you vote in favor of adoption of the merger agreement at the MFB special meeting.  In order to vote, you must complete, sign, date and return the proxy card provided with that document or attend the special meeting and vote in person.  Your proxy card should be returned using the postage prepaid envelope provided with the joint proxy statement-prospectus.  Do not return your proxy card to the Exchange Agent.

4.	How do I use the Stock/Cash Election Form and Letter of Transmittal?

Instructions for completing the Stock/Cash Election Form and Letter of Transmittal are contained on pages 6 and 7 of that document.  You may indicate your election (or indicate that you have no preference as to the form of consideration that you will receive) on page 3 of that document, you must sign on page 4 of that document and you must sign and complete the Substitute Form W-9 on page 5 of that document.

When completed, please sign and date the Stock/Cash Election Form and Letter of Transmittal and mail it to the Exchange Agent in the enclosed pre-addressed envelope, along with your MFB stock certificate(s) (or a Notice of Guaranteed Delivery as described in the answer to Question 8 below), so that you can receive shares of MutualFirst common stock, cash or a combination of both as payment for your shares of MFB common stock.  Do not sign the back of your stock certificate(s) and do not send these materials to MutualFirst or MFB – send them to the Exchange Agent. By signing the Stock/Cash Election Form and Letter of Transmittal, you are agreeing to surrender your stock certificate(s) for exchange, you are confirming that your tax identification number is correctly stated on the Stock/Cash Election Form and Letter of Transmittal and you are confirming that you have complied with all the requirements as stated in the instructions.  Please note that if your shares are held in a joint account, the signature of each joint owner is required.

5.
What if I am signing the Stock/Cash Election Form and Letter of Transmittal on behalf of another person or entity as a trustee, executor, administrator, guardian, corporate officer or in another fiduciary capacity?

If you are signing the Stock/Cash Election Form and Letter of Transmittal on behalf of another person or entity as a trustee, executor, administrator, guardian, corporate officer or in another fiduciary capacity and are not identified as such in the registration of the surrendered shares (for example, John Smith, Trustee of XYZ Trust), the Stock/Cash Election Form and Letter of Transmittal must be accompanied by evidence of your authority to act on behalf of the other person or entity.  If you are signing as a corporate officer, you must include an originally signed, certified corporate resolution dated within the last six months bearing the entity’s corporate seal (or indicating there is no seal).  If you are signing as a trustee and the registration of the surrendered shares does not identify you as trustee as indicated in the above example, you must enclose a certified copy of the trust agreement stating the trustee(s) with a medallion guarantee affixed (which can be obtained for a fee from most banks and brokerage firms).  If you are unsure what to do, call the Information Agent at 800-737-3426.

6.	What if I hold any of my shares of MFB common stock through a bank, broker or other nominee?

If you hold any shares of MFB common stock through a bank, broker or other nominee, only they can make an election for your shares in accordance with your instructions.  Please instruct them how make an election with respect to your shares by completing the election form you receive from them.  Please contact them if you have any questions.

7.	What happens if the Exchange Agent does not receive my properly completed Stock/Cash Election Form and Letter of Transmittal and my MFB stock certificate(s) by the election deadline?

If the Exchange Agent does not receive your properly completed Stock/Cash Election Form and Letter of Transmittal and the certificate(s) evidencing your MFB shares (or a Notice of Guaranteed Delivery described in Question 8 below) prior to the election deadline, your shares will be deemed “non-election shares.”  As a result, depending on the proper elections of other MFB stockholders, you will receive either shares of MutualFirst common stock, cash or a combination of both, as determined in accordance with the allocation provisions of the merger agreement.  If you do not surrender your stock certificate(s) to the Exchange Agent with your Stock/Cash Election Form and Letter of Transmittal prior to the election deadline, a separate letter of transmittal will be sent to you after the merger is completed requesting that you surrender your MFB stock certificate(s) in order to receive the merger consideration allocated to you.  To the extent you are allocated shares of MutualFirst common stock in exchange for your MFB shares, you will not be entitled to any dividends or other distributions paid on MutualFirst common stock with a record date after the merger completion date until you properly surrender your MFB stock certificate(s).  Once your certificate(s) is (are) properly surrendered, you will be paid any such unpaid dividends or other distributions, without interest.

8.	What is the Notice of Guaranteed Delivery? Do I need to concern myself with this?

If the certificate(s) evidencing your shares of MFB common stock cannot be delivered to the Exchange Agent by the election deadline, or if the procedures for book-entry transfer of your shares to the account of the Exchange Agent at The Depository Trust Company cannot be completed by the election deadline, you may still make an election by returning your properly completed and executed Stock/Cash Election Form and Letter of Transmittal, along with a properly completed and executed Notice of Guaranteed Delivery, to the Exchange Agent by the election deadline.  The delivery of your shares must then be completed within three New York Stock Exchange trading days after the election deadline.  The Notice of Guaranteed Delivery must be completed and executed by a member firm of a registered national securities exchange (such as the New York Stock Exchange), a member of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) or a commercial bank or trust company having an office, branch or agency in the United States.  Additional instructions are contained in the Notice of Guaranteed Delivery.

Bottom line – if you already have the certificate(s) for your MFB shares, you may disregard the Notice of Guaranteed Delivery.  However, the Exchange Agent must receive your stock certificate(s) and your properly completed and signed Stock/Cash Election Form and Letter of Transmittal by the election deadline.

9.	Am I guaranteed to receive what I ask for on the Stock/Cash Election Form and Letter of Transmittal?

No, there is no guarantee that you will receive your election choice.  The merger agreement provides that 80% of the outstanding shares of MFB common stock will be exchanged for shares of MutualFirst common stock and 20% of the outstanding shares of MFB common stock will be exchanged for cash.  If MFB stockholders owning more than 80% of the outstanding shares of MFB common stock elect to receive MutualFirst common stock for their shares, the amount of MutualFirst common stock that each such MFB stockholder will receive from MutualFirst will be reduced on a pro rata basis.  As a result of that pro rata reduction, these MFB stockholders will receive cash for any MFB shares for which they do not receive MutualFirst common stock.  Similarly, if stockholders owning more than 20% of the outstanding shares of MFB common stock elect to receive cash for their shares, the amount of cash that each such MFB stockholder will receive from MutualFirst will be reduced on a pro rata basis.  As a result of that pro rata reduction, these MFB stockholders will receive MutualFirst common stock for any MFB shares for which they do not receive cash.

10.	If I indicate on the Stock/Cash Election Form and Letter of Transmittal that I have no preference, what will I receive in the merger?

Your shares will be considered “non-election shares.”  Consequently, depending on the proper elections of other MFB stockholders, you will receive shares of MutualFirst common stock, cash or a combination of both depending on the proper elections of other MFB stockholders.

11.
How many shares of MutualFirst common stock will be issued for each MFB share that is to be exchanged for the stock consideration, and what amount of cash will be paid for each MFB share that is to be exchanged for the cash consideration?

The stock consideration will consist of 2.59 shares of MutualFirst common stock for each MFB share (referred to as the “exchange ratio”), with cash paid in lieu of a fractional MutualFirst share.  The cash consideration will consist of $41.00 for each MutualFirst share.  For the stock consideration, the amount of cash to be paid in lieu of each fractional MutualFirst share will be equal to the fraction multiplied by the average of the closing prices of MutualFirst common stock for the five trading days ending on the second trading day before the date of completion of the merger.

Because the exchange ratio for the stock consideration is fixed at 2.59 MutualFirst shares for each MFB share, the value of the stock consideration will fluctuate with the market price of MutualFirst common stock.  Accordingly, at the time of the merger, the per share value of the stock consideration may be greater or lesser than the per share value of the cash consideration.  On May 29, 2008, the closing price of MutualFirst common stock was $9.96, making the value of 2.59 shares of MutualFirst common stock equal to $25.80 on that date, as compared to $41.00 for the cash consideration.  You should obtain a current price quotation for MutualFirst common stock.  MutualFirst common stock trades on the NASDAQ Global Market under the symbol “MFSF.”

12.	When can I expect to receive my new MutualFirst stock certificates and/or cash?

Assuming that you have made a proper election by the election deadline, the Exchange Agent will use commercially reasonable efforts to mail your check and/or MutualFirst stock certificate(s) within ten (10) business days after the completion date of the merger.

In the event that the merger agreement is terminated, the Exchange Agent will promptly return the certificate(s) representing your shares of MFB common stock previously submitted with your Stock/Cash Election Form and Letter of Transmittal.  In such event, certificates will be returned by registered mail.  Any return other than by registered mail will only be made at the expense, written direction and risk of holders of MFB common stock, by means of a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

13.	What if my MFB stock certificate(s) has (have) been lost, stolen or destroyed?

If your MFB stock certificate(s) has (have) been lost, stolen or destroyed, you should call the transfer agent for MFB common stock, Registrar & Transfer Company, as soon as possible at (800) 368-5948 to arrange for replacement of your lost, stolen or destroyed certificate(s).  You will then need to send the replacement certificate(s)(or a Notice of Guaranteed Delivery, see Question 8) to the Exchange Agent, along with your properly completed Stock/Cash Election Form, by the election deadline.  As there is a limited amount of time to accomplish this, please act quickly.

14.	Can I change or revoke my election?

Yes.  Any election may be changed or revoked at or prior to the election deadline.  To change or revoke an election, a written notice of revocation must (1) specify the name of the stockholder having made the election to be changed or revoked, (2) be signed by the stockholder in the same manner as the original signature on the Stock/Cash Election Form and Letter of Transmittal by which the election was made and (3) be received by the Exchange Agent at or before the election deadline.

If you revoke your election, the Exchange Agent will return your MFB stock certificate(s) to you.  If you subsequently want to make a new election, you must return a properly completed Stock/Cash Election Form and Letter of Transmittal and resubmit your MFB stock certificate(s) (or a Notice of Guaranteed Delivery) before the election deadline.

15.           What if I received more than one set of election materials?  Do I need to complete them all?

Yes.  If you received more than one set of election materials, this indicates that you own stock in more than one manner or in more than one name.  For example, you may have some shares registered in your name alone and other shares registered jointly with someone else.  Each set of election materials you may receive is specific to the manner in which you own your MFB shares.  Failure to complete one of the sets of materials means that the particular shares to which those materials relate will be deemed “non-election shares.”

16.	Can I sell or otherwise transfer my MFB shares after I surrender my stock certificate(s)?

No.  Although MFB common stock will continue to trade on the NASDAQ Global Market until the merger is completed, once you submit your MFB stock certificate(s) with your Stock/Cash Election Form and Letter of Transmittal, you may not sell or otherwise transfer these shares unless you revoke your election before the election deadline.

17.           When do you expect to complete the merger?

We plan to complete the merger as soon as practicable after the election deadline.  The completion of the merger is subject to a number of conditions, however, including approval of the issuance of MutualFirst shares in the merger by the stockholders of MutualFirst and adoption of the merger agreement by the stockholders of MFB, regulatory approvals and other customary closing conditions.  Accordingly, no assurance can be given as to when or whether the merger will be completed.

18.	Will I have to pay U.S. federal income taxes on the consideration I receive in the merger?

If an MFB stockholder receives solely shares of MutualFirst common stock and cash in lieu of any fractional share, then that stockholder generally will not recognize any gain or loss, except with respect to the fractional share.

If an MFB stockholder receives solely cash, then that stockholder generally will recognize gain or loss equal to the difference between the amount of cash the stockholder receives and the stockholder’s basis in the stockholder’s MFB shares. The tax treatment of any gain or loss will depend upon the stockholder’s individual circumstances.

If an MFB stockholder receives a combination of MutualFirst common stock and cash other than cash in lieu of a fractional share, then that stockholder will generally recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange, but the stockholder is not permitted to recognize a loss. Any gain recognized may be treated as a dividend or capital gain, depending on the stockholder’s particular circumstances.

This tax treatment may not apply to all MFB stockholders. The U.S. federal income tax consequences of the merger to MFB stockholders are discussed in greater detail in the joint proxy statement-prospectus for the merger under “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 63 of that document.  Determining the actual tax consequences of the merger to a particular MFB stockholder can be complicated. Therefore, you are urged to consult your personal tax advisor for a full understanding of the merger's tax consequences that are particular to you.

19.	Will I receive cost basis information for the shares I exchange for cash?

Neither MutualFirst nor MFB has a history of the cost basis of your shares of MFB common stock.  If you have not kept a record of your MFB stock purchases and the shares were purchased through a broker, the broker may be able to provide you with this information.

20.	What if I acquired MFB shares in multiple lots and wish to designate one or more lots for priority allocation to MutualFirst stock in the event MutualFirst stock is oversubscribed?

If you have made a stock election or a mixed (stock and cash) election and acquired your MFB shares in different lots, you may designate on the Stock/Cash Election Form and Letter of Transmittal, by stock certificate number, one or more of such lots for priority allocation of any stock consideration which you are entitled to receive.  Assume, for example, that you own 1,000 shares of MFB common stock, 200 of which you acquired in 2004, 300 of which you acquired in 2006 and 500 of which you acquired in 2008.  Assume further that you elect to receive MutualFirst stock for all of your MFB shares and the number of stock elections by MFB stockholders exceeds the available pool of MutualFirst stock, such that under the proration provisions 90% of your MFB shares will be converted to MutualFirst stock, with the remaining 10% converting to cash.  By making a priority designation, you are designating the order (by stock certificate number) in which your MFB shares are to be allocated MutualFirst stock.  In the above example, if the order of your priority designation was: first, the shares acquired in 2008; second, the shares acquired in 2006; and third, the shares acquired in 2004, then all of the shares acquired in 2008 and 2006 would convert to MutualFirst stock and 100 of the shares acquired in 2004 would convert to MutualFirst stock and 100 would convert to cash.

If you hold a single stock certificate that evidences shares of MFB common stock acquired in different lots and wish to make a priority designation, there is no specific mechanism on the Stock/Cash Election Form and Letter of Transmittal for doing so.  In this case, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to MutualFirst stock.

No assurance can be made that you will receive the tax treatment that you desire as a result of making a priority designation on the Stock/Cash Election Form and Letter of Transmittal, and none of MutualFirst, MFB, the Exchange Agent or the Information Agent or any of their respective officers, directors, employees or agents assumes any responsibility for the tax treatment that you ultimately receive.

21.	How should I send in my signed documents and stock certificate(s)?

A return envelope pre-addressed to the Exchange Agent is enclosed with this package.  Please use this envelope to return your Stock/Cash Election Form and Letter of Transmittal, your MFB stock certificate(s)(or Notice of Guaranteed Delivery), and any additional documentation that may be required to make your election complete.  It is recommended that you return these materials by registered mail, return receipt requested, and insured for 2.0% of the market value of your shares, if the package contains the certificate(s) for your MFB shares.  This is the typical amount of the indemnity bond you would be required to post to replace a lost certificate.   If you do not have the envelope, please mail all the requested documentation to: Continental Stock Transfer & Trust Company, Reorganization Department, 17 Battery Place, 8th Floor, New York, New York  10004.  Note, however, that these materials must be actually received by the Exchange Agent by the election deadline.  Therefore, if you are delivering materials shortly before the election deadline, you may wish to instead deliver these materials by in-hand delivery or overnight courier to the same address.  Please do not return any of these materials to MFB or MutualFirst.

22.	Are there any fees associated with the exchange of my MFB stock certificate(s)?

There are no fees associated with the exchange, unless you need to replace a lost, stolen or destroyed MFB stock certificate or if you need to have your signature medallion guaranteed, in which case the guarantor may charge you for this service.

23.	How do I change my address on the Stock/Cash Election Form and Letter of Transmittal?

Mark through any incorrect address information that is printed on the front of the Stock/Cash Election Form and Letter of Transmittal. Clearly print the correct address in the area beside the printed information.  If you would like to receive your payment under the merger at a different address from that imprinted on the front of the Stock/Cash Election Form and Letter of Transmittal, please complete the box entitled “Special Delivery Instructions” on the Stock/Cash Election Form and Letter of Transmittal.

24.	What do I do if:

a)	I want shares of MutualFirst common stock to be issued to someone other than the person named on the surrendered certificate(s)?

b)	I want to have a check made payable to someone other than the person named on the surrendered certificate(s)?

c)	The owner or co-owner of the shares evidenced by the surrendered certificate(s) is deceased?

Please complete the “Special Issuance/Payment Instructions” box on the Stock/Cash Election Form and Letter of Transmittal in order to have the MutualFirst shares or check issued to someone else.  As noted in Instruction 12 on the Stock/Cash Election Form and Transmittal Letter, your signature must be medallion guaranteed.

25.	Whom should I call if I have additional questions?

You should call the Information Agent, Regan & Associates, Inc., at 800-737-3426.

MFB Corp. Merger with MutualFirst Financial, Inc.

IMPORTANT ELECTION INFORMATION

To Our Clients:

MFB Corp. (“MFB”) has agreed to merge with and into a wholly owned subsidiary of MutualFirst Financial, Inc. (“MutualFirst”), pursuant to to the Agreement and Plan of Merger, dated as of January 7, 2008, by and among MutualFirst, MutualFirst Acquisition Corp. and MFB. The merger is subject to adoption of the merger agreement by the stockholders of MFB, the approval of the issuance of shares of MutualFirst common stock in the merger by the stockholders of MutualFirst, and the receipt of all required regulatory approvals.  In the merger, subject to the proration provisions of the merger agreement described below, you have the right to elect to receive, for each share of MFB common stock that you own, either 2.59 shares of MutualFirst common stock, with cash paid in lieu of fractional share interests (the “stock consideration”), or $41.00 in cash (the “cash consideration”).  You may specify different elections with respect to different shares that you hold (if, for example, you hold 100 shares of MFB common stock, you can make a stock election with respect to 50 shares and a cash election with respect to 50 shares).  For the stock consideration, the amount of cash to be paid in lieu of each fractional share interest will be equal to the fraction multiplied by the average of the closing prices of MutualFirst common stock for the five trading days ending on the second trading day before the date of completion of the merger.

Because the exchange ratio for the stock consideration is fixed at 2.59 MutualFirst shares for each MFB share, the value of the stock consideration will fluctuate with the market price of MutualFirst common stock.  Accordingly, at the time of the merger, the per share value of the stock consideration may be greater or lesser than the per share value of the cash consideration.  On May 29, 2008, the closing price of MutualFirst common stock was $9.96, making the value of 2.59 shares of MutualFirst common stock equal to $25.80 on that date, as compared to $41.00 for the cash consideration.  You should obtain a current price quotation for MutualFirst common stock.  MutualFirst common stock trades on the NASDAQ Global Market under the symbol “MFSF.”  Please note that the stock and/or cash consideration you are entitled to receive in the merger will be paid to us first and then distributed to you pursuant to our procedures.

The merger agreement provides that 80% of the shares of MFB common stock outstanding immediately prior to the effective time of the merger will be exchanged for the stock consideration, with the remaining 20% of the outstanding MFB shares exchanged for the cash consideration.  As a result, if the holders of more than 80% of the outstanding MFB shares make valid elections to receive the stock consideration or if the holders of more than 20% of the outstanding MFB shares make valid elections to receive the cash consideration, those MFB stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.  Therefore, you might receive MutualFirst stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other MFB stockholders.  For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 72 of the joint proxy statement-prospectus for the merger, which was separately mailed to MutualFirst and MFB stockholders on or about May 1, 2008.  The joint proxy statement-prospectus is contained within the amended Registration Statement on Form S-4 filed by MutualFirst with the Securities and Exchange Commission on April 25, 2008, which can be retrieved by accessing MutualFirst’s filings at the Securities and Exchange Commission’s website, at www.sec.gov.

BECAUSE WE ARE THE HOLDER OF RECORD FOR YOUR MFB SHARES, ONLY WE CAN MAKE AN ELECTION FOR YOUR SHARES IN ACCORDANCE WITH YOUR INSTRUCTIONS.  PLEASE INSTRUCT US ON HOW TO MAKE THE ELECTION FOR YOUR SHARES--FOR STOCK, CASH OR A COMBINATION OF BOTH ON THE INSTRUCTION FORM ON PAGE 3. IF YOU DO NOT PROVIDE US WITH ELECTION INSTRUCTIONS, WE WILL NOT MAKE AN ELECTION FOR YOU AND THE FORM OF CONSIDERATION YOU WILL RECEIVE WILL BE DETERMINED PURSUANT TO THE MERGER AGREEMENT WITHOUT REGARD TO YOUR PREFERENCES.

If you have any questions, please contact your broker or financial advisor directly, or, alternatively, call the Information Agent for the election process, Regan & Associates, Inc., at 800-737-3426.

PLEASE NOTE THE FOLLOWING:

*
The election period will expire at 5:00 p.m. Central time on July 11, 2008.  IT IS THEREFORE IMPERATIVE THAT WE RECEIVE YOUR INSTRUCTIONS AS SOON AS POSSIBLE PRIOR TO THIS DEADLINE IN ORDER TO PROPERLY FULFILL YOUR INSTRUCTIONS.

*
With respect to the shares of MFB common stock held by us in your account, you can instruct us how to make an election on your behalf – for stock, cash or a combination of both - by using the instruction form provided on page 3.  Only we can make an election on your behalf.

*
If we do not receive your election instructions in time to comply with the election deadline of July 11, 2008, this will have the same effect as not responding.  Under these circumstances, the terms of the merger agreement will determine whether stock, cash or a combination of stock and cash will be distributed to you, without regard to your preference.

*
There is no guarantee that you will receive your election choice.  If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in MutualFirst stock.  If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash.

*
The receipt of cash generally will be a taxable event for United States federal income tax purposes.  Because individual circumstances may differ, stockholders should consult their tax advisors prior to making an election to determine the tax effect to them of the merger, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:

2

CHECK ONE BOX ONLY TO INDICATE YOUR CASH/STOCK ELECTION INSTRUCTION

(1)	Stock Election -- All shares of MFB stock I own converted into the stock consideration;
or
(2)	Cash Election -- All shares of MFB stock I own converted into the cash consideration;
or
(3)	Mixed Election -- a combination of stock and cash as follows:
_________ shares of MFB stock converted into the stock consideration, and
_________ shares of MFB stock converted into the cash consideration.
_________ Total (cannot exceed the total number of MFB shares you own).

If you do not wish to make an election, do not return this form.

Account Number:______________

____________________________________	______________________________________	______________________________
Signature of Accountholder	Signature of Accountholder	Date
(if joint account)

______________________
Daytime phone no.

3

MFB Corp.

Important Election Information

June 6, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

The right to make an election will expire at 5:00 p.m. Central time, on July 11, 2008. The time and date of the expiration of the election period is herein referred to as the “Election Deadline.”

MFB Corp. (“MFB”) has agreed to merge with and into a wholly owned subsidiary of MutualFirst Financial, Inc. (“MutualFirst”), pursuant to the Agreement and Plan of Merger, dated as of January 7, 2008, by and among MutualFirst, MutualFirst Acquisition Corp. and MFB. The merger is subject to adoption of the merger agreement by the stockholders of MFB, the approval of the issuance of shares of MutualFirst common stock in the merger by the stockholders of MutualFirst, and the receipt of all required regulatory approvals.  In the merger, subject to the proration provisions of the merger agreement described below, MFB stockholders have the right to elect to receive, for each share of MFB common stock that they own, either 2.59 shares of MutualFirst common stock, with cash paid in lieu of fractional share interests (the “stock consideration”), or $41.00 in cash (the “cash consideration”).  An MFB stockholder may specify different elections with respect to different shares that he or she holds (if, for example, he or she holds 100 shares of MFB common stock, he or she can make a stock election with respect to 50 shares and a cash election with respect to 50 shares).  For the stock consideration, the amount of cash to be paid in lieu of each fractional share interest will be equal to the fraction multiplied by the average of the closing prices of MutualFirst common stock for the five trading days ending on the second trading day before the date of completion of the merger.

Because the exchange ratio for the stock consideration is fixed at 2.59 MutualFirst shares for each MFB share, the value of the stock consideration will fluctuate with the market price of MutualFirst common stock.  Accordingly, at the time of the merger, the per share value of the stock consideration may be greater or lesser than the per share value of the cash consideration.  On May 29, 2008, the closing price of MutualFirst common stock was $9.96, making the value of 2.59 shares of MutualFirst common stock equal to $25.80 on that date, as compared to $41.00 for the cash consideration.

The merger agreement provides that 80% of the shares of MFB common stock outstanding immediately prior to the effective time of the merger will be exchanged for the stock consideration, with the remaining 20% of the outstanding MFB shares exchanged for the cash consideration.  As a result, if the holders of more than 80% of the outstanding MFB shares make valid elections to receive the stock consideration or if the holders of more than 20% of the outstanding MFB shares make valid elections to receive the cash consideration, those MFB stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.  Therefore, an MFB stockholder might receive MutualFirst stock and/or cash in an amount that is not consistent with his or her election, depending upon the elections of other MFB stockholders.  For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 72 of the joint proxy statement-prospectus for the merger, which was separately mailed to MutualFirst and MFB stockholders on or about May 1, 2008.  The joint proxy statement-prospectus is contained within the amended Registration Statement on Form S-4 filed by MutualFirst with the Securities and Exchange Commission on April 25, 2008, which can be retrieved by accessing MutualFirst’s filings at the Securities and Exchange Commission’s website, at www.sec.gov.

AS NOTED ABOVE, BECAUSE THERE WILL BE LIMITS ON THE NUMBER OF MFB SHARES THAT MAY BE EXCHANGED FOR EACH OF THE STOCK AND CASH CONSIDERATION, ELECTIONS WILL BE SUBJECT TO PRORATION.  THEREFORE, THE ALLOCATION OF MUTUALFIRST COMMON STOCK AND CASH THAT AN MFB STOCKHOLDER WILL RECEIVE WILL DEPEND ON THE PROPER AND TIMELY ELECTIONS OF OTHER MFB STOCKHOLDERS. IF NO OPTION IS CHOSEN, THE STOCKHOLDER WILL BE DEEMED TO HAVE NO PREFERENCE AND THE TYPE OF CONSIDERATION TO BE GIVEN WILL BE DETERMINED UNDER THE MERGER AGREEMENT.

For your information and for forwarding to those of your clients for whom you hold shares of MFB common stock registered in your name or in the name of your nominee, we are enclosing the following documents: (1) a Stock/Cash Election Form and Letter of Transmittal; (2) a Notice of Guaranteed Delivery to be used to make an election if none of the procedures for delivering the necessary certificates representing MFB shares can be completed on a timely basis; (3) answers to frequently asked questions about the merger and the election process; (4) a proposed client letter which you may wish to use to obtain election instructions from your clients; and (5) Substitute Form W-9 guidelines. YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., CENTRAL TIME, ON JULY 11, 2008.

For an election to be valid, a duly executed and properly completed Stock/Cash Election Form and Letter of Transmittal, including any required signature guarantees and any other required documents, must be received by the Exchange Agent, together with either certificate(s) representing surrendered MFB shares or timely confirmation of their book-entry transfer to the account of the Exchange Agent at The Depository Trust Company, by the Election Deadline.  The Exchange Agent is Continental Stock Transfer & Trust Company (tel.: (212) 509-4000 ext. 536). Stockholders who cannot deliver their stock certificate(s) to the Exchange Agent, or cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery. No fees or commissions will be payable by MutualFirst, MFB or any officer, director, stockholder, agent, or other representative of either of them to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to the Exchange Agent and the Information Agent for their services in connection with the election and exchange process).  MutualFirst will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

Any inquiries you may have with respect to the election should be directed to the Information Agent for the election and surrender of MFB shares, Regan & Associates, Inc., at (800) 737-3426.  Additional copies of the enclosed materials may be obtained by contacting the Information Agent at the same telephone number.

Very truly yours,

/s/David W. Heeter	/s/ Charles J. Viater
David W. Heeter	Charles J. Viater
President and Chief Executive Officer MutualFirst Financial, Inc.	President and Chief Executive Officer MFB Corp.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF MUTUALFIRST, MFB, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING.

2

NOTICE OF GUARANTEED DELIVERY
OF
SHARES OF COMMON STOCK
OF
MFB CORP.

This form, or a facsimile hereof, must be used in connection with your election with respect to your shares of common stock of MFB Corp. ("MFB") in connection with the proposed merger of MFB with and into a wholly owned subsidiary of MutualFirst Financial, Inc. (“MutualFirst”) if (1) the certificates for your shares of MFB common stock cannot be delivered to the Exchange Agent by 5:00 p.m., Central time, on July 11, 2008 (the "Election Deadline"), or (2) the procedure for book-entry transfer of your shares of MFB common stock to the account of the Exchange Agent at The Depository Trust Company cannot be completed prior to the Election Deadline.

This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent, and must be received by the Exchange Agent along with your properly completed and executed Stock/Cash Election Form and Letter of Transmittal by the Election Deadline.

THE EXCHANGE AGENT IS:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand, Mail or Overnight Courier:	By Facsimile:

Continental Stock Transfer & Trust Company	(212) 616-7610
Reorganization Department
17 Battery Place, 8th Floor
New York, New York  10004
Tel.: (212) 509-4000 ext. 536

Delivery of this form to an address other than as set forth above or transmission of this form to a facsimile number other than as set forth above does not constitute a valid delivery.

The Information Agent for stockholder inquiries is REGAN & ASSOCIATES, INC.  The Information Agent can be reached toll free, at (800) 737-3426.

This form is not to be used to guarantee signatures.  If a signature on a Stock/Cash Election Form and Letter of Transmittal requires a Medallion Signature Guarantee, such Medallion Signature Guarantee must appear in the applicable space provided on the Stock/Cash Election Form and Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby surrenders to Continental Stock Transfer & Trust Company, as the Exchange Agent, upon the terms and subject to the conditions set forth in the Stock/Cash Election Form and Letter of Transmittal, the number of shares of MFB common stock set forth below pursuant to the guaranteed delivery procedures set forth below.

Number of Shares Surrendered:

Certificate Nos. (If available):

Name(s)of Record Holder(s):

Address:

Area Code and Telephone Number (      ) _______________________

Social Security Number_______-_____-_______ or

Employer Identification Number ____________

Dated:  _____________, 2008

    Signature(s)

[   ] Check here if shares will be tendered by book-entry transfer and fill in the information below:

DTC Account Number: ___________

Transaction Code Number: ________

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, Continental Stock Transfer & Trust Company, as the Exchange Agent, must receive a properly completed and duly executed Stock/Cash Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of MFB common stock currently held by you, a confirmation evidencing the transfer of all MFB shares tendered by book-entry transfer to the account of the Exchange Agent at The Depository Trust Company, or a proper guarantee of delivery (as described below), no later than the Election Deadline (as specified above).  Persons whose certificates are not immediately available or the tendering of whose MFB shares cannot be completed by book-entry transfer by the Election Deadline also may make an election by completing and executing the Stock/Cash Election Form and Letter of Transmittal (or a facsimile thereof) and submitting it to the Exchange Agent by the Election Deadline and by having a Guarantee of Delivery properly completed and duly executed by the Election Deadline by a member of a registered national securities exchange or  the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) or by a commercial bank or trust company having an office, branch or agency in the United States (subject to the condition that the certificates (or a confirmation evidencing the transfer of all MFB shares tendered by book-entry transfer), the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent within three New York Stock Exchange trading days after the Election Deadline.

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.), or a commercial bank or trust company having an office, branch, or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Exchange Agent’s account at The Depository Trust Company), together with any other required documents, within three New York Stock Exchange trading days after the Election Deadline.

Name of Firm:			__________________________________ (authorized signature)
Address:			Name:
_____________________________________________________________			Title:
City	State	Zip Code	Dated: _________________________ 2008
Area Code and Tel. No.:

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer.  Social Security numbers have nine digits separated by two hyphens:  i.e. 000-00-0000.  Employer identification numbers have nine digits separated by only one hyphen:  i.e. 00-0000000.  The table below will help determine the proper identification number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY number of:	For this type of account:	Give the EMPLOYER IDENTIFICATION number of:
1.Individual	The individual	7.A valid trust, estate, or pension trust	The legal entity (4)
2.Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	8.Corporate or LLC electing corporate status on Form 8832 account	The corporation
3.Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	9.Association, club, religious, charitable, educational or other tax-exempt organization	The organization
4.   a.  The usual revocable savings trust (grantor is also trustee)
      b.  So-called trust account that is not a legal or valid trust under state law
5.Sole proprietorship or disregarded entity owned by an individual
6.Disregarded entity not owned by an individual

a. The grantor-trustee(1) b. The actual owner(1) The owner(3) The owner
10.Partnership or multi-member LLC
11.A broker or registered nominee
12.Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments
The partnership The broker or nominee The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person’s number must be furnished.
(2)	Circle the minor's name and furnish the minor's Social Security number.
(3)
You must show your individual name and you may also enter your business or “DBA” name on the second name line.  You may use either your Social Security number or Employer Identification number (if you have one), but the IRS encourages you to use your Social Security number.

(4)
List first and circle the name of the legal trust, estate, or pension trust.  (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number (“TIN”) apply for one immediately.  To apply for a Social Security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov.  You may also get this form by calling 1-800-772-1213.  Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an Individual Tax Identification Number, or Form SS-4, Application for Employer Identification Number, to apply for an Employer Identification Number.  You can apply for an Employer Identification Number online by accessing the IRS website at www.irs.gov/business and clicking on Employer Identification Number (EIN) under Starting a Business.  You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).  If you do not have a TIN, write “Applied For” in the space for the TIN.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on all dividend and interest payments and on broker transactions include the following (section references are to the applicable sections of the Internal Revenue Code of 1986, as amended):

Certain other payees may be exempt from either dividend and interest payments or broker transactions.  You should consult your tax advisor to determine whether you might be exempt from backup withholding.  Exempt payees described above should file the substitute W-9 to avoid possible erroneous backup withholding.  Complete the substitute Form W-9 as follows:

ENTER YOUR TAXPPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ACROSS THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN THE FORM TO THE PAYER.

IF YOU ARE A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, GIVE THE PAYER THE APPROPRIATE COMPLETED FORM W-8.

Privacy Act Notice.  Section 6109 requires you to provide your correct taxpayer identification number to payers who must report the payments to the IRS.  The IRS uses the number for identification purposes and to help verify the accuracy of your tax return and may also provide this information to various government agencies for tax enforcement or litigation purposes.  You must provide your taxpayer identification number whether or not you are required to file a tax return.  Payers must generally withhold 28% of taxable interest, dividend and certain other payments to a payee who does not give a taxpayer identification number to a payer. Certain penalties may also apply.

•	An organization exempt from tax under Section 501(a), any individual retirement account, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).	Penalties
•	The United States or any of its agencies or instrumentalities.
(1)  Penalty for Failure to Furnish Taxpayer Identification Number.  If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

•	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.	(2) Civil Penalty for False Information With Respect To Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
•	A foreign government or any of its political subdivisions, agencies or instrumentalities.
•	An international organization or any of its agencies or instrumentalities.	(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Other payees that may be exempt from backup withholding include the following:		FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.
•	A corporation.

•	A foreign central bank of issue.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A real estate investment trust.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A common trust fund operated by a bank under Section 584(a).

•	A financial institution.

•	A middleman known in the investment community as a nominee or custodian.

•	A trust exempt from tax under Section 664 (charitable remainder trust) or described in Section 4947.